UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G*

Under the Securities Exchange Act of 1934

BYLINE BANCORP, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

124411 109

(CUSIP Number)

December 31, 2017

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d–1(b)

☐ Rule 13d–1(c)

☒ Rule 13d–1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 124411 109

(1)	Names of reporting persons MBG Investors I, L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization Toronto, Ontario, Canada

Number of shares beneficially owned by each reporting person with:	(5)	Sole voting power 0
	(6)	Shared voting power 11,467,123
	(7)	Sole dispositive power 0
	(8)	Shared dispositive power 11,467,123

(9)	Aggregate amount beneficially owned by each reporting person 11,467,123
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
(11)	Percent of class represented by amount in Row (9) 39.11%(1)
(12)	Type of reporting person (see instructions) PN

(1)	This calculation is based on 29,317,298 shares of common stock (“Common Stock”) of Byline Bancorp, Inc. (the “Issuer”) outstanding as of December 31, 2017, as reported in the Issuer’s Current Report on Form 8-K filed on January 26, 2018 (the “Form 8-K”).

CUSIP No. 124411 109

(1)	Names of reporting persons Antonio del Valle Perochena
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization Mexico

Number of shares beneficially owned by each reporting person with:	(5)	Sole voting power 0
	(6)	Shared voting power 11,467,123
	(7)	Sole dispositive power 0
	(8)	Shared dispositive power 11,467,123

(9)	Aggregate amount beneficially owned by each reporting person 11,467,123
(10)	Check box if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 39.11%(2)
(12)	Type of reporting person (see instructions) IN, HC

(2)	This calculation is based on 29,317,298 shares of Common Stock outstanding as of December 31, 2017, as reported in the Form 8-K.

SCHEDULE 13G	Page of

Item 1(a) Name of issuer: Byline Bancorp, Inc. (the “Issuer”)

Item 1(b) Address of issuer’s principal executive offices: 180 North LaSalle Street, Suite 300, Chicago, Illinois 60601.

2(a) Name of person filing:

This Schedule 13G is being filed jointly by MBG Investors I, L.P., a Canadian limited partnership (“MBG”) and Antonio del Valle Perochena, a Mexican citizen (together with MBG, the “Reporting Persons”).

The Reporting Persons’ agreement in writing to file this statement on behalf of each of them is attached as Exhibit A to this Schedule 13G.

2(b) Address or principal business office or, if none, residence: The address of the principal business office of MBG is 365 Bay Street, Suite 800, M5H2V1 Toronto, Ontario, Canada. The address of Antonio del Valle Perochena is c/o MBG, 365 Bay Street, Suite 800, M5H2V1 Toronto, Ontario, Canada.

2(c) Citizenship: The place of organization of MBG is Toronto, Ontario, Canada. The citizenship of Antonio del Valle Perochena is Mexican.

2(d) Title of class of securities: Common Stock, par value $0.01 per share.

2(e) CUSIP No.: 124411 109

Item 3.	If this statement is filed pursuant to §§240.13d–1(b) or 240.13d–2(b) or (c), check whether the person filing is a:

(a) ☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b) ☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c) ☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d) ☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a–8);

(e) ☐	An investment adviser in accordance with §240.13d–1(b)(1)(ii)(E);

(f) ☐	An employee benefit plan or endowment fund in accordance with §240.13d–1(b)(1)(ii)(F);

(g) ☐	A parent holding company or control person in accordance with §240.13d–1(b)(1)(ii)(G);

(h) ☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) ☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a–3);

(j) ☐	A non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J);

(k) ☐	Group, in accordance with §240.13d–1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

Explanatory Note:

MBG is the holder of record of the shares of the Common Stock retained by the Reporting Persons following the Issuer’s initial public offering. Mr. del Valle Perochena is the general partner of MBG and may be deemed to have voting and dispositive powers with respect to such shares of the Common Stock.

MBG may be deemed to beneficially own such shares of the Common Stock by virtue of being the holder of record of such shares. Mr. del Valle Perochena may be deemed to beneficially own such shares of the Common Stock by virtue of his status as the general partner of MBG.

None of the foregoing should be construed in and of itself as an admission by any of the Reporting Persons as to beneficial ownership of such shares of the Common Stock reported herein.

(a)	Amount beneficially owned:

See the responses to Item 9 on each of the attached cover pages and the explanatory note above.

(b)	Percent of class:

See the responses to Item 11 on each of the attached cover pages and the explanatory note above.

(c)	Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: See the responses to Item 5 on each of the attached cover pages and the explanatory note above.

(ii) Shared power to vote or to direct the vote: See the responses to Item 6 on each of the attached cover pages and the explanatory note above.

(iii) Sole power to dispose or to direct the disposition of: See the responses to Item 7 on each of the attached cover pages and the explanatory note above.

(iv) Shared power to dispose or to direct the disposition of: See the responses to Item 8 on each of the attached cover pages and the explanatory note above.

Item 5.	Ownership of 5 Percent or Less of a Class. If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [ ].

Dissolution of a group requires a response to this item.

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person. Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person. Not Applicable.

Item 8.	Identification and Classification of Members of the Group. Not Applicable.

Item 9.	Notice of Dissolution of Group. Not Applicable.

Item 10.	Certifications. Not Applicable.

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	February 14, 2018	Signature:	/s/ Antonio del Valle Perochena

		Name:	MBG Investors I, L.P., by: Antonio del Valle Perochena
		Title:	General Partner of MBG Investors I, L.P.

Date:	February 14, 2018	Signature:	/s/ Antonio del Valle Perochena

		Name:	Antonio del Valle Perochena